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                             May 2, 2024

       Marcelo Cunha Ribeiro
       Chief Financial Officer
       National Steel Company
       Av.Brigadeiro Faria Lima, 3400 - 20th floor
       Sao Paulo-SP, Brazil 04538-132

                                                        Re: National Steel
Company
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Response dated
April 2, 2024
                                                            File No. 001-14732

       Dear Marcelo Cunha Ribeiro:

              We have reviewed your April 2, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 19,
       2024 letter.

       Form 20-F/A filed April 26, 2024

       Item 4. Information on the Company, page 1

   1. Please provide an updated reconciliation with depletion due to mining activities for your resources/reserves as
reported in the most recent year compared to the prior year, as required by Item
1304(e) of Regulation S-K and confirm that you will include this reconciliation in
subsequent annual filings. Note that this is only required for material properties.
   2. Please provide proposed disclosure of non-material resource and reserve tables which includes the following,
as required by Item 1303(b)(3) of Regulation S-K:
                                                            the point of
reference in which reserves and resources are calculated, such as in-situ, mill feed,
saleable product, etc; and
                                                            the currency with
respect to the pit optimization parameters on page 26.
 Marcelo Cunha Ribeiro
National Steel Company
May 2, 2024
Page 2

       If you have any questions regarding mining comments, please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650. Please contact Melissa Gilmore at 202-551-
3777 or Kevin Woody at 202-551-3629 if you have any other questions.



FirstName LastNameMarcelo Cunha Ribeiro                 Sincerely,
Comapany NameNational Steel Company
                                                        Division of Corporation
Finance
May 2, 2024 Page 2                                      Office of Manufacturing
FirstName LastName